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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM  12B-25                 SEC. FILE NUMBER
                           NOTIFICATION OF LATE FILING                 000-14356
                                                                       ---------
                                                                    CUSIP NUMBER
                                                                       92825Y105

Check  One): [X} Form  10-K and Form 10-KSB     Form 20-F   Form 11-K  Form 10-Q
Form  N-SAR

     For  Period  Ended:  February  29,  2000
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

Virtualsellers.com,  Inc.
-------------------------
Full  Name  of  Registrant

(formerly  Suncom  Telecommunications  Inc.)
--------------------------------------------
Former  Name  if  Applicable

Suite  1000,  120  North  LaSalle  Street
-----------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Chicago,  Illinois  60602
-------------------------
City,  State  and  Zip  Code

PART  11  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a)    The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)     The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report because its audited financial statements for the fiscal year ended February 29, 2000 have not been completed due the fact that the Registrant no longer qualifies as a "foreign private issuer" and will now be a full reporting issuer for the purposes of the Securities Exchange Act of 1934. The Registrant's auditors have advised as follows:

"We have substantially completed the audit of Virtualsellers.com, Inc. (the "Company") as at and for the year ended February 29, 2000. During fiscal 2000, the Company has changed from a foreign private issuer to a domestic issuer for Securities and Exchange Commission filings. As a result, the Company's consolidated financial statements will now be prepared under accounting principles generally accepted in the United States of America, and reported in United States dollars compared to the historical financial statements which were prepared under Canadian generally accepted accounting principles and reported in Canadian dollars.

These changes have to be retroactively applied and audited. The Company has substantially completed this process but the audited results will not be available by the May 30 SEC filing deadline. We expect to be completed our audit including the changes to the historical financial statements by June 12, 2000. If you have any questions, please do not hesitate to contact the writer."

The Registrant's auditors are finalizing the audited financial statements, and it is anticipated that the Form 10-K Annual Report, along with the audited financial statements will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-K. A copy of the letter from the Registrant's auditor in this regard is attached to this Notification of Late Filing.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Dennis  Sinclair       (312)                 920-9999
    (Name)                 (Area  Code)         (Telephone  Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).              [X]  Yes []  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 []  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made



                            VIRTUALSELLERS.COM, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May  29,  2000          By     /s/ Dennis Sinclair
                                             --------------
                               Dennis  Sinclair,  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

KPMG

KPMG  LLP
Chartered  Accountants
Box  10426  777  Dunsmuir  Street     Telephone:  (604)  691-3000
Vancouver,  BC  V7Y  1K3     Telefax:  (604)  691-3031
Canada     www.kpmg.ca


PRIVATE  &  CONFIDENTIAL
Dr.  Dennis  Sinclair
President
Virtual  Sellers.com,  Inc.
Suite  1000
120  North  LaSalle  Street
Chicago,  Illinois  60602


May  29,  2000


Dear  Dr.  Sinclair:

We have substantially completed the audit of Virtual Sellers.com, Inc.("the Company") as at and for the year ended February 29, 2000. During fiscal 2000, the Company has changed from a foreign private issuer to a domestic issuer for Securities and Exchange Commission filings. As a result, the Company's consolidated financial statements will now be prepared under accounting principles generally accepted in the United States of America and in reported in United States dollars compared to the historical financial statements which were prepared under Canadian generally accepted accounting principles and reported in Canadian dollars.

These changes have to be retroactively applied and audited. The Company has substantially completed this process but the audited results will not be available by the May 30 SEC filing deadline. We expect to be completed our audit including the changes to the historical financial statements by June 12, 2000. If you have any questions, please do not hesitate to contact the writer.

Yours  truly,

/s/  John  Desjardins

John  Desjardins
Partner
cc:     Clark  Wilson